OPTION CARE HEALTH, INC.

3000 Lakeside Dr., Suite 300N

Bannockburn, Illinois 60015

June 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Ansart

Re:	Option Care Health, Inc.

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-272405

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Option Care Health, Inc. (the “Company”) hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, together with all exhibits thereto (the “Registration Statement”), which was initially filed on June 5, 2023.

The Registration Statement was filed in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 3, 2023, by and among the Company, Amedisys, Inc. and Uintah Merger Sub, Inc. The Company is seeking withdrawal of the Registration Statement because the Merger Agreement was terminated effective as of June 26, 2023.

The Company confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please contact Ross M. Leff of Kirkland & Ellis LLP at (212) 446-4947.

Sincerely,

OPTION CARE HEALTH, INC.

By:	/s/ Collin Smyser
Name: Collin Smyser
Title: General Counsel and Corporate Secretary

cc:	Ross M. Leff, P.C.
Kirkland & Ellis LLP